SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

128

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration 1431-1

MINUTES OF THE 201st EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

On the March12, 2021, this meeting of the Board of Directors was registered, which was duly called to deliberate on the following matters set forth in the agenda. Ms. Denise Teixeira Gomes acted as secretary to the meeting, which was held to receive an electronic vote, and was responsible for signing the version to be forwarded to the Paraná Commercial Board. About item 1. Approval of the Internal Regulations of the Investment and Innovation Committee - CII, the Governance, Risk and Compliance Department made available for analysis by the Directors a proposal for the Internal Regulations of the Investment and Innovation Committee, the creation of which was duly ratified by the 201st Extraordinary General Meeting, dated March 11, 2021, within the scope of the approval of the reform of the Company's Bylaws. Considering the favorable recommendation of the Board of Executive Officers, issued at its 2437th Meeting, of March 8, 2021, as well as the Legal Opinion made available, the Board of Directors unanimously resolved, with an electronic vote, to approve the proposal of the Internal Regulations of the Investment and Innovation Committee, under the terms of the documents that are under the custody of the Corporate Governance Secretariat. In continuity, on item 2. Election of members of the Investment and Innovation Committee - CII, the Board of Directors – CAD, under the terms of the Company's Bylaws, approved by the 201st Extraordinary General Meeting, on March 11, 2020, which defines, in its Art. 57, §2º, that the newly created Investment and Innovation Committee will be composed of 3 (three) members of the Board of Directors, elected and removed by the CAD, elected, unanimously, with a vote by electronic means, for the term from March 2021 to March 2023: DANIEL PIMENTEL SLAVIERO, Brazilian, married, administrator, holder of RG Identity Card No. 5.705.936-2 SSP / PR, registered with CPF / MF under No. 004.764. 159-26, resident and domiciled at Rua Saldanha Marinho nº 1918, ap. 07, Bigorrilho, Curitiba - PR, CEP 80730-180; MARCO ANTÔNIO BARBOSA CÂNDIDO, Brazilian, married, Mechanical-Aeronautical Engineer, bearer of the Identity Card RG nº 12.521.507-6 / SSP-PR, enrolled in the CPF / MF under nº 081.286.208-27, resident and domiciled at Rua Carlos Gelenski nº 71, casa 21, São João, Curitiba - PR, CEP 82030-590; and OLGA STANKEVICIUS COLPO, Brazilian, married, psychologist, holder of Identity Card RG nº 5.472.441-7 / SSP-SP, enrolled in CPF / MF nº 216.118.408-30, resident and domiciled at Avenida José Galante nº 224, ap. 131, Vila Suzana, São Paulo - SP, CEP 05642-000. It was noted that, in compliance with the Internal Regulations of the Investment and Innovation Committee, the President of the Collegiate will be elected from among peers at a meeting of its first meeting. It is also registered that the Company's Nominating and Evaluation Committee - CIA, at its 28th Meeting, held on this date, evaluated the nominations in question and registered that they are in compliance with the provisions of Federal Laws No. 6,404 / 76 and No. 13,303 / 16 , the Company's Bylaws and other regulations in force. There being no further business to discuss, the meeting was adjourned.

129

MARCEL MARTINS MALCZEWSKI	DANIEL PIMENTEL SLAVIERO
Chairman	Executive Secretary

ADRIANA ANGELA ANTONIOLLI	CARLOS BIEDERMANN

GUSTAVO BONINI GUEDES	LEILA ABRAHAM LORIA

LUIZ CLAUDIO MAIA VIEIRA	MARCO ANTÔNIO BARBOSA CÂNDIDO

OLGA STANKEVICIUS COLPO	DENISE TEIXEIRA GOMES
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date January 22, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.